11022570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 05/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road, NE, Suite 1000
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL HELEEN COM. EXP. NOTARY PUBLIC Feb. 16, 2015 FULTON COUNTY, GEORGIA

Signature

Managing Director
Title

Paul Hel 7/26/11
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA PARTNERS[SM]
Investment Bankers

July 25, 2011

SEC MAIL PROCESSING
RECEIVED
JUL 27 2011
WASH, D.C.
211 SECTION

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sirs,

In accordance with SEC Rule 17a-5, we have attached 2 copies of VRA Partners, LLC's Annual Audit for the fiscal year ended May 31, 2011 for filing. We have included the SEC Facing Page and an originally executed Oath with each copy of the audit. We have also included 2 copies of Form SIPC 7 supplemental report for VRA Partners, LLC.

Please let me know if you need additional information or have any questions.

Sincerely

Douglas J. McCartney
Managing Director/Chief Financial Officer/
Chief Compliance Officer

lvp/DJM
enc.

VRA PARTNERS, LLC

FINANCIAL STATEMENTS

MAY 31, 2011 AND 2010

VRA PARTNERS, LLC

Table of Contents

May 31, 2011 and 2010

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of VRA Partners, LLC as of May 31, 2011 and 2010, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VRA Partners, LLC as of May 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 25, 2011

Frazier & Deeter, LLC

VRA PARTNERS, LLC

Statements of Financial Condition

Assets

		May 31,	
		2011	2010
Cash and cash equivalents	$	2,994,978	$ 3,392,934
Accounts receivable		38,523	85,000
Note receivable		120,000	-
Prepaid expenses and other assets		53,912	59,536
Deposits		71,892	64,346
Property and equipment, net		159,435	17,190
Total Assets	$	3,438,740	$ 3,619,006

Liabilities and Members' Equity

		2011	2010
Accounts payable	$	5,776	$ 9,586
Accrued liabilities		37,800	16,682
Dividends payable		50,000	160,000
Deferred revenue		320,000	305,000
Deferred rent		216,562	-
Total liabilities		630,138	491,268
Commitments and contingencies			
Members' Equity:			
Series A contingently redeemable preferred units (no par value; 120 units authorized, 80 and 120 units issued and outstanding, respectively)		1,987,527	2,950,421
Common units, no par value; 650,000 units authorized, 535,750 units issued and outstanding		-	-
Retained earnings		821,075	177,317
Total members' equity		2,808,602	3,127,738
Total Liabilities and Members' Equity	$	3,438,740	$ 3,619,006

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Operations

	For the Years Ended May 31,	
	2011	2010
Financial advisory fees	$ 5,204,070	$ 4,166,163
Operating expenses:		
Employee compensation and benefits	2,587,101	2,350,662
Rent	181,394	189,922
Travel	170,173	101,018
Advertising	28,673	21,701
Insurance	74,157	71,419
Depreciation and amortization	23,959	22,400
Other operating expenses	445,611	414,249
Total operating expenses	3,511,068	3,171,371
Operating income	1,693,002	994,792
Interest income	13,428	8,993
Net income	$ 1,706,430	$ 1,003,785

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Members' Equity

For the Years Ended May 31, 2011 and 2010

	Series A Preferred		Common		Additional Paid-In	Retained	
	Units	Amount	Units	Amount	Capital	Earnings	Total
Balance, May 31, 2009	120	$ 2,913,776	500,000	$ -	$ -	$ 29,792	$ 2,943,568
Issuance of no par common units	-	-	35,750	-	35,750	-	35,750
Accretion of Series A preferred units	-	36,645	-	-	(6,107)	(30,538)	-
Dividends declared on Series A preferred units	-	-	-	-	(29,643)	(210,357)	(240,000)
Tax distributions to unit holders	-	-	-	-	-	(615,365)	(615,365)
Net income	-	-	-	-	-	1,003,785	1,003,785
Balance, May 31, 2010	120	2,950,421	535,750	-	-	177,317	3,127,738
Accretion of Series A preferred units	-	37,106	-	-	-	(37,106)	-
Dividends declared on Series A preferred units	-	-	-	-	-	(215,000)	(215,000)
Tax distributions to unit holders	-	-	-	-	-	(810,566)	(810,566)
Redemption of Series A preferred units	(40)	(1,000,000)	-	-	-	-	(1,000,000)
Net income	-	-	-	-	-	1,706,430	1,706,430
Balance, May 31, 2011	80	$ 1,987,527	535,750	$ -	$ -	$ 821,075	$ 2,808,602

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Cash Flows

	For the Years Ended May 31, 2011	2010
Cash flows from operating activities:		
Net income	$ 1,706,430	$ 1,003,785
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,959	22,400
Straight-line rent adjustment	215,780	(18,827)
Changes in assets and liabilities:		
Accounts receivable	46,477	80,018
Prepaid expenses and other assets	5,624	(4,181)
Note receivable	(125,000)	-
Deposits	(7,546)	-
Accounts payable	(3,810)	1,826
Accrued liabilities	21,118	9,689
Deferred revenue	15,000	65,000
Net cash provided by operating activities	1,898,032	1,159,710
Cash flows from investing activities:		
Acquisition of property and equipment	(165,422)	(2,948)
Principal payment received on note receivable	5,000	-
Proceeds from maturities of investments in certificate of deposit	-	1,200,000
Purchase of investment in certificate of deposit	-	(600,000)
Net cash (used in) provided by investing activities	(160,422)	597,052
Cash flows from financing activities:		
Issuance of common units	-	35,750
Dividend payments	(325,000)	(480,000)
Redemption of Series A preferred units	(1,000,000)	-
Tax distributions to unit holders	(810,566)	(615,365)
Net cash used in financing activities	(2,135,566)	(1,059,615)
Net (decrease) increase in cash and cash equivalents	(397,956)	697,147
Cash and cash equivalents, beginning of year	3,392,934	2,695,787
Cash and cash equivalents, end of year	$ 2,994,978	$ 3,392,934

See notes to financial statements.

Statements of Cash Flows - Continued

	For the Years Ended May 31,	
	2011	2010
Supplemental Disclosure of Noncash Investing and Financing Transactions:		
Accretion of Series A preferred units to their redemption value	$ 37,106	$ 36,645
Accrued dividends on Series A preferred units	$ 50,000	$ 160,000
Non-cash acquisition of property and equipment - Leasehold improvements purchased by the lessor	$ 782	$ -

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Basis of presentation

The Company presents its financial statements in accordance with Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative generally accepted accounting principles in the United States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand and cash invested in short-term securities which have original maturities of less than 90 days.

Accounts and note receivable

Accounts and note receivable are recorded at the invoiced amount, less an allowance for uncollectable amounts. The allowance is based on the Company's best estimate of the amount of probable credit losses in the Company's existing accounts and note receivable. The Company determines the allowance based on historical write off experience by industry and other economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has reviewed the accounts and note receivable at May 31, 2011 and 2010 and determined that an allowance for doubtful accounts is not needed at that date.

Note 1 - Description of business and summary of significant accounting policies - continued:

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost of property sold or otherwise disposed of, and the accumulated deprecation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Revenue recognition and deferred revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period can not be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time.

Revenue includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Deferred rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Note 1 - Description of business and summary of significant accounting policies - continued:

Contingently redeemable Series A preferred units

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. As more fully described in Note 5, the Series A preferred units are contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. The carrying value of contingently redeemable Series A preferred units is increased by periodic accretion to account for issuance costs and the allocation of proceeds to the common unit warrants. These increases are effected through charges against retained earnings.

Advertising expense

The Company expenses all advertising costs as incurred. Advertising costs were $28,673 and $21,701 for the years ended May 31, 2011 and 2010, respectively.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal income tax purposes. The income and losses of the Company are included in the members' personal income tax returns. Consequently, the Company's income or loss is presented without a provision or credit for federal and state income taxes. The Company's income or loss is allocated to members in accordance with the operating agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending May 31, 2008. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the owners and not to the entity. As of May 31, 2011, there were no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Concentration of credit risk

The Company maintains its cash and cash equivalents in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through July 25, 2011, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of May 31, 2011, have been incorporated into these financial statements.

Note 2 - Note receivable:

In connection with a private placement engagement, the Company received a fee which included a $125,000 note receivable. The note provided for monthly interest to accrue at a fixed rate of 10% per annum with principal due in January 2011. The note was subsequently amended in March 2011 to extend the monthly 10% interest payments and maturity date to November 2011. The Company received a payment of $5,000 of the principal on the note in March 2011.

Note 3 - Property and equipment:

Property and equipment consists of the following at May 31:

	2011	2010
Office equipment	$ 173,559	$ 151,459
Furniture and fixtures	108,772	20,682
Leasehold improvements	46,367	-
	328,698	172,141
Less: Accumulated depreciation and amortization	(169,263)	(154,951)
	$ 159,435	$ 17,190

Note 4 - Deferred rent and rentals under operating leases:

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provides for a free rental period commencing on October 15, 2010 through October 15, 2012. At such time, the Company begins making lease payments, which will escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The Company recognizes rent expense on a straight-line basis over the lease term. Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between the rent expense recognized on the straight-line basis and actual rent paid.

Rent expense under operating leases was $181,394 and $189,922 for the years ended May 31, 2011 and 2010, respectively. The future minimum lease payments of non-cancelable operating leases at May 31, 2011 is as follows:

Year ending May 31,		
2012	$	7,373
2013		119,121
2014		191,412
2015		196,220
2016		201,142
Thereafter		390,226
	$	1,105,494

Note 5 - Contingently redeemable Series A preferred units and common stock warrants:

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the

Note 5 - Contingently redeemable Series A preferred units and common stock warrants - continued:

Redemption feature - continued

preferred units, the Company may redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. In February 2010, the Company redeemed 40 Series A Preferred Units at $25,000 per unit for $1,000,000.

Dividends

Holders of the Series A Preferred Units are entitled to receive a preferred return of 8% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. For the years ended May 31, 2011 and 2010, the Company paid $325,000 and $480,000 in dividends, respectively. As of May 31, 2011 and 2010, $50,000 and $160,000 was accrued related to the preferred return due the holders of the Units, respectively.

Warrants

The Company has issued common stock warrants (Warrants) to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2011 and 2010, there were a total of 120 warrants issued and outstanding to purchase 150,000 common units; these warrants are exercisable immediately and expire ten years after the issuance. There were no warrants exercised during the years ended May 31, 2011 and 2010.

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the calculated value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Company does not have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of

Note 5 - Contingently redeemable Series A preferred units and common stock warrants - continued:

Summary of Certain Preferred Stock and Warrant Accounting - continued

the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The accretion for the years ended May 31, 2011 and 2010 was $37,106 and $36,645, respectively, and was charged to additional paid-in capital and/or retained earnings.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2011 and 2010, the Company had net capital of $2,314,781 and $2,843,872, respectively, which was $2,272,772 and $2,811,121 in excess of its required net capital of $42,009 and $32,751, respectively. The Company's net capital ratio was 0.27 and 0.17 to 1 at May 31, 2011 and 2010, respectively.

Note 7 - Benefit plan:

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. The Company made contributions of $71,388 and $65,912 to the Plan for the years ended May 31, 2011 and 2010, respectively. There were no employer contributions due and payable as of May 31, 2011 or 2010.

Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon.

Note 8 - Related party transactions:

Three investors holding the Company's Series A Preferred Units are partners at a law firm (the Firm). The Firm provided legal services related to the amendments to the Company's operating agreements. The Company paid $17,468 and $8,251 to the Firm for the years ended May 31, 2011 and 2010, respectively.

One investor holding the Company's Series A Preferred Units is a principal in a private equity firm that owns an airplane manufacturing business (Airplane Manufacturer). In May 2009, the Airplane Manufacturer engaged the Company as its private placement agent to raise additional capital. For the year ended May 31, 2011 and 2010, the Company recorded fees of $0 and $98,188 related to the Airplane Manufacturer. As of May 31, 2010, the Company had recorded $30,000 in accounts receivable due from the Airplane Manufacturer relating to a fee payment invoiced in May 2010. The balance was paid in July 2010. The investor left the employment of the private equity firm in June 2010.

Note 9 - Major clients:

For the year ended May 31, 2011, Company had three clients who accounted for approximately 62% of revenues.

For the year ended May 31, 2010, the Company had four clients who accounted for approximately 72% of revenues.

SUPPLEMENTAL INFORMATION

VRA PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	For the Years Ended May 31,	
	2011	2010
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$ 2,808,602	$ 3,127,738
Deduct amounts not allowable for net capital	-	-
Total members' equity qualified for net capital	2,808,602	3,127,738
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other deductions or allowable credits	-	-
Total capital and allowable subordinated borrowings	2,808,602	3,127,738
Deductions and/or charges:		
Total non-allowable assets	(443,762)	(226,072)
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	2,364,840	2,901,666
Haircuts on securities	(50,059)	(57,794)
Net capital	$ 2,314,781	$ 2,843,872

See independent auditors' report.

VRA PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

	For the Years Ended May 31,	
	2011	*2010*
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$ 630,138	$ 491,268
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 630,138	$ 491,268
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 42,009	$ 32,751
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 42,009	$ 32,751
Excess net capital	$ 2,272,772	$ 2,811,121
Excess net capital at 1000%	$ 2,251,767	$ 2,794,745
Percentage of aggregate indebtedness to net capital	27 %	17 %

There are no material differences between the net capital amount in this schedule and the Company's original unaudited filing of Part II A of the Focus report.

See independent auditors' report.

VRA PARTNERS, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

May 31, 2011

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(1).

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of VRA Partners, LLC (the Company) for the years ended May 31, 2011 and 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control

structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 25, 2011